
10016113

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2010 AND DECEMBER 31, 2009
(PREPARED BY MANAGEMENT)

	JUNE 30, 2010 (UNAUDITED) $	December 31, 2009 (AUDITED) $
ASSETS		
Current		
Cash and cash equivalents	3,798,028	3,822,375
Marketable securities (Note 3)	1,296,305	1,440,910
Accounts receivable (Note 4)	227,034	76,696
Prepaid expenses	2,847	2,847
	5,324,214	5,342,828
Note receivable	1	1
Investment in subsidiaries (Note 5)	2	2
Interests in mining properties (Note 6)	857,151	860,114
Natural gas interests (Note 7)	31,793,042	31,862,869
Technology project	1	1
Capital assets	12,292	14,505
	37,986,703	38,080,320
LIABILITIES		
Current		
Accounts payable	31,386	32,207
	31,386	32,207
Future tax liability	7,448,211	7,448,211
	7,479,597	7,480,418
Related party transactions (Note 12)		
Commitments (Note 13)		
SHAREHOLDERS' EQUITY		
Share capital (Note 8a)	35,585,982	35,678,910
Share purchase warrants (Note 8b)	462,000	1,407,000
Contributed surplus (Note 9)	2,152,010	863,210
Deficit	(7,756,056)	(7,459,098)
Accumulated other comprehensive income (loss) (Note 10)	63,170	109,880
	30,507,106	30,599,902
	37,986,703	$38,080,320

dw 8/10

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2010	2009	2010	2009
	$	$	$	$
CONSOLIDATED OPERATIONS				
Revenue				
Investment and miscellaneous income	24,891	12,193	49,377	20,635
	24,891	12,193	49,377	20,635
Expenses				
Administrative expenses	33,723	46,195	58,973	66,324
Abandonment and write-offs	21,002	–	21,002	–
Prospecting and general	–	49	–	211
Stock-based compensation cost	64,800	–	251,800	17,900
Amortization	1,416	1,350	2,785	2,701
Loss on sale of marketable securities	11,775	–	11,775	–
	132,716	47,594	346,335	87,136
Net loss before share of net loss of equity investment	(107,825)	(35,401)	(296,958)	(66,501)
Income Taxes	–	6,928	–	8,817
Net loss	(107,825)	(28,473)	(296,958)	(57,684)
Other comprehensive income (loss) (net of taxes)				
Increase (decrease) in fair value of available for sale investments (net of taxes (recovery) – ($12,443); 2009 – ($8,817)	(137,990)	41,990	(46,710)	53,435
Comprehensive income (loss)	(245,815)	13,517	(343,668)	4,249
Net loss per share – basic and fully diluted (Note 11)	(0.01)	(0.00)	(0.01)	(0.00)
CONSOLIDATED DEFICIT				
Balance, beginning of period	(7,648,231)	(7,471,303)	(7,459,098)	(7,442,092)
Net loss	(107,825)	(28,473)	(296,958)	(57,684)
Balance, end of period	(7,756,056)	(7,499,776)	(7,756,056)	(7,499,776)

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 31, 2010 AND 2009 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2010	2009	2010	2009
	$	$	$	$
Operating activities				
Net loss	(107,825)	(28,473)	(296,958)	(57,684)
Items not affecting cash				
Stock-based compensation cost	64,800	–	251,800	17,900
Future income taxes	–	(6,928)	–	(8,817)
Abandonment and write-offs	21,002	–	21,002	–
Loss on sale of marketable securities	11,775	–	11,775	–
Amortization	1,416	1,350	2,785	2,701
Changes in non-cash working capital balances:				
Accounts receivable	(141,169)	(3,531)	(150,338)	3,655
Prepaid expenses	–	–	–	2,990
Accounts payable	(47,717)	8,728	(821)	(39,619)
Consulting payable	–	–	–	(35,100)
Cash used in operating activities	(197,718)	(28,854)	(160,755)	(113,974)
Investing activities				
Deferred exploration expenditures	3,068	(1,333)	2,963	(1,633)
Natural gas interest	147,193	(57,547)	48,825	(96,255)
Proceeds on sale of marketable securities	86,120	–	86,120	–
Purchase of capital assets	(572)	–	(572)	–
Investment in subsidiaries	–	–	–	–
	235,809	(58,880)	137,336	(97,888)
Financing activities				
Issue of shares	–		–	15,000
Shares issue costs	(928)	–	(928)	(929)
	(928)	–	(928)	14,071
Increase (decrease) in cash and cash equivalents	37,163	(87,734)	(24,347)	(197,791)
Cash and cash equivalents, beginning of period	3,760,865	5,525,226	3,822,375	5,635,283
Cash and cash equivalents, end of period	3,798,028	5,437,492	3,798,028	5,437,492

1. Nature of operations

Altai Resources Inc. (the "Company") is a resource company with a portfolio of oil and gas (in Quebec), gold, nickel and sulphur properties in Canada and the Philippines.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The unaudited interim period consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated upon consolidation.

(b) Adoption of new accounting standards

The Company has not adopted any new accounting standards during the current period.

(c) Future accounting changes

i) International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standard Board confirmed the changeover from Canadian GAAP to IFRS to be applied to publicly accountable enterprises effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Company is continuing to assess the impact on its consolidated financial statements and is developing an implementation plan.

ii) Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601), and Non-controlling interests (Section 1602)

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"), and will be applicable to business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements, and will be applicable to the Company's interim and annual consolidated financial statements for the fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these sections on its future acquisitions.

3. Marketable securities

The available-for-sale marketable securities consist of highly liquid and dividend / interest paying Canadian financial and utilities shares and shares of junior resource companies the Company received pursuant to option agreements. They are all categorized under Level 1 (quoted market price of the fair value hierarchy in accordance with Section 3862 of the CICA Handbook). Their total fair market values as at June 30, 2010 of $1,296,305 are slightly higher than their total costs of $1,212,907. The unrealized gain or loss is included in the comprehensive income or loss.

4. Accounts receivable

Accounts receivable as at June 30, 2010 consists of :

	$
Refundable resource tax credit receivable	199,772
Miscellaneous receivables	27,262
	227,034

5. Investment in subsidiaries

The Company has 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and some other contractual benefits.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

a) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at June 30, 2010, the transaction had not yet been closed.

b) In June 2008, Altai Philippines entered into an agreement to sell its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at June 30, 2010, no instalment payment had been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the MPSA and other approvals for the properties by the Philippine Government. The Company has therefore written down its investment in Altai Philippines to $1 in 2008.

6. Interests in mining properties

	Balance, Beginning of Period $	Expenditure $	Tax Credit $	Balance, End of Period $
Malartic Township, Quebec				
Property	123,711	–	–	123,711
Expenditure	736,403	105	(3,068) (1)	733,440
	860,114	105	(3,068)	857,151

(1) Refundable resource tax credit receivable from Quebec Government.

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

7. Natural gas interests

	Balance, Beginning of period $	Expenditure $	Tax Credit and write off $	Balance, End of Period $
a) Sorel-Trois Rivieres property, St. Lawrence Lowlands, Quebec	31,827,253	147,809	(182,020) (1)	31,793,042
b) Sept-Iles property, Quebec North	35,616	70	(35,686) (2)	0
Total	31,862,869	147,879	(217,706)	31,793,042

(1) Refundable resource tax credit receivable from Quebec Government.

(2) Includes refundable resource tax credit receivable from Quebec Government of $14,684 and expenditure write off of 21,002

a) Sorel-Trois Rivieres natural gas property, Quebec

At June 30, 2010 the Company had 100% interest in seven oil and gas and reservoir permits in the Sorel-Trois Rivieres area, St. Lawrence Lowlands region of Quebec, covering 114,344 hectares (282,544 acres).

The Company also has 15% gross royalty on all net receipts from the permit (#2002PG625 or successor permit) of 13,290 hectares (32,840 acres) that Talisman Energy Canada has 100% working interest.

b) **Sept-Iles gas property, Sept-Iles, Quebec North**

In June 2010, the Company abandoned the gas permit of 24,042 hectares (59,408 acres) in the Sept-Iles area, Quebec North Region, which is about 750 km north east of the Sorel-Trois Rivieres oil and gas property. The project expenditure has been written off at the end of June, 2010.

8. Share capital

a) Share capital

Authorized
An unlimited number of common shares of no par value.

Issued and outstanding common shares

	No. of shares	Amount $
Balance at December 31, 2008	**49,413,552**	**35,768,839**
Issued pursuant to exercise of stock option	100,000	31,000
Share purchase warrants		(120,000)
Share issuance costs relating to warrant term extension		(929)
Balance at December 31, 2009	**49,513,552**	**35,678,910**
Share purchase warrants (1)		**(92,000)**
Share issuance costs relating to warrant term extension		**(928)**
Balance at June 30, 2010	**49,513,552**	**35,585,982**

(1) In April 2010, the Company extended the warrant term of 1,000,000 common share purchase warrants by one year to May 4, 2011 which were issued under a private placement of 2 million units at $0.95 per unit on May 5, 2008. These warrants are exercisable at $1.25 per common share purchase warrant with original one year warrant expiry date of May 5, 2009 which was subsequently extended to May 4, 2010. The fair value of the warrants was estimated at the date of the extension being granted using the Black-Scholes option pricing model with the following assumptions: expected volatility of 69%; expected dividend yield 0.0%; risk free interest rate 2.43%; expected life – 3 years. The fair value of the warrants was $92,000.

b) Warrants

Warrants	No. of Warrants	Weighted average exercise price $
Outstanding at December 31, 2008 and 2009	**5,100,000**	**0.76**
Expired without being exercised	**(600,000)**	**0.60**
	(3,500,100)	**0.65**
Outstanding at June 30, 2010	**1,000,000**	**1.25**

The following table summarizes the warrants outstanding as at June 30, 2010:

Number of warrants	Exercise Price $	Expiry date	Warrant Value $
1,000,000	1.25	May 4, 2011	462,000

c) Stock options

The 2002 Stock Option Plan was discontinued and terminated on May 3, 2010 and replaced by the 2010 Stock Option Plan to grant up to 4,950,000 option shares to directors, officers and employees of the Company or of its subsidiaries. The outstanding 1,220,000 stock options granted under the 2002 Stock Option Plan remain in full force until they are exercised, expired or cancelled. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At June 30, 2010, there were 3,530,000 options available for future grants.

In the six months ended June 30, 2010, the Company granted the following options: (1) 100,000 vested options to each of the five directors of the Company at $0.46 per share with an expiry date of February 21, 2015, and (2) 200,000 vested options to a new director at $0.42 per share expiring June 28, 2015.

The fair values of the options granted during the period ended June 30, 2010 were estimated at the dates of the grants using the Black-Scholes option

pricing model with the following assumptions:

	(1)	(2)	Total
Stock options granted	500,000	200,000	700,000
Black-Scholes assumptions used			
Expected volatility	116%	116%	
Expected dividend yield	0.0%	0.0%	
Risk-free interest rate	1.88%	1.98%	
Expected option life in years	5	5	
Fair value per stock option granted	$0.374	$0.324	
Fair value of stock options granted	$187,000	$64,800	$251,800

A Summary of the status of the Company's stock options as at June 30, 2010 and December 31, 2009, and changes during the periods then ended is presented below:

Stock options	June 30, 2010 No. of Options	June 30, 2010 Weighted average exercise price $	Year 2009 No. of options	Year 2009 Weighted average exercise price $
Outstanding at beginning of year	720,000	1.227	820,000	1.181
Granted	700,000	0.449	100,000	0.225
Exercised	–	–	(100,000)	0.15
Cancelled	–	–	(100,000)	0.93
Outstanding at end of period	**1,420,000**	**0.843**	**720,000**	**1,227**
Exercisable at end of period	**1,420,000**	**0.843**	**720,000**	**1.227**

9. Contributed surplus

Contributed surplus transactions for the six months ended June 30 are as follows:

	2010 $	2009 $
Balance beginning of year	**863,210**	**861,310**
Stock-based compensation	251,800	17,900
Exercise of stock options	–	(16,000)
Expired warrants	1,037,000	–
Balance end of period	**2,152,010**	**863,210**

10. Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) for the six months ended June 30 are as follows:

	2010 $	2009 $
Balance beginning of year	**109,880**	**(52,402)**
Unrealized gain (loss) of marketable securities	(46,710)	68,769
Balance end of period	**63,170**	**16,367**

11. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share for the six months ended June 30:

	2010 $	2009 $
Numerator		
Net loss for the period – basic and diluted	(296,958)	(57,684)
Denominator		
Weighted average number of shares – basic	49,513,552	49,498,484
Effect of dilutive shares		
Stock options	1,250,685	802,740
Warrants	1,000,000	5,100,000
Weighted average number of shares – diluted	51,764,237	55,401,224

Basic and diluted net loss per share (1)	(0.01)	(0.00)

(1) Due to the loss in the periods, the diluted weighted average number of shares used to calculate the diluted net loss per share is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

12. Related party transactions

The following related parties transactions arose in the normal course of business and have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value.

a) Consulting services were provided by two officers. Fees for such services amounted to $46,000 (2009 – $36,000). These fees have been allocated to administrative expenses in the amount of $4,200 and resource properties in the amount of $41,800.

13. Office lease commitments

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent per month for 2010 is approximately $1,514.

14. Management of capital

The Company's objectives when managing capital are:

(a) to ensure that the Company maintains the level of capital necessary to meet the requirements of its exploration programs and current operating expenditures;
(b) to allow the Company to respond to changes in economic and/or marketplace conditions;
(c) to give shareholders sustained growth in shareholder value by increasing shareholders' equity; and
(d) to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a) realizing proceeds from the disposition of its investments; and
(b) raising capital through equity financings.

The Company is not subject to any capital requirements imposed by a regulator.

The Company expects that its current capital resources will be sufficient to discharge its liabilities as at March 31, 2010.

15. Subsequent event

(a) On July 20, 2010, 100,000 stock options at $2.42 per share and 100,000 stock options at $0.46 per share were cancelled.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 **Dated July 21, 2010**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the six months ended June 30, 2010 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2009 ("2009 Annual MD&A") dated April 23, 2010 are relevant for the period under review and therefore readers are advised to read this with the 2009 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, both in the Quebec Province as following, were maintained in good standing as at June 30, 2010 and to date:–

a) the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), in the Val d'Or area of Quebec, and

b) the **100% owned Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands,** of **7 oil and gas and reservoir permits of 114,344 Ha (282,544 acres)** (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai has 15% gross royalty).

2) Malartic gold property, Quebec

In 2008, C2C Gold Corporation Inc. ("C2C" and name changed to Key Gold Holding Inc. in March 2010) whose option agreement on the Malartic gold property was terminated in 2009, drilled 4,055 meters at the near surface extension of the No. 2 gold vein zone of the property (where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988) and reported that numerous shallow mineralized intersections of significant grade and/or thickness were encountered.

Overall this property has a drill indicated resource inventory (non NI 43-101 compliant) of 466,342 tonnes averaging 7.11 gr/tonne (513,909 tons, 0.21oz/t) to a depth of 200 meters (600 feet).

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

a) Altai owns 100% of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,344 Ha (282,544 acres) and 15% gross royalty in the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Talisman Permit") and which is contiguous to the Altai permits.

Altai's 100% owned property is the largest uncommitted (not farmed-out) contiguous land block of 282,544 acres (among the junior public companies) in the St. Lawrence Lowlands Utica Shale Gas Fairway. Including the 15% gross royalty in the Talisman Permit, the Company holds varying interests in a land package consisting of **315,380 acres.**

(i) St. Lawrence Lowlands is an emerging major gas play aggregating to approximately 1.5 million acres. In the last four years about 30 wells were drilled in the play all with gas discoveries. Utica shales (about 150 meters or thicker) and overlying Lorraine shales-siltstones (500 to 2,000 meters) contain gas and both formations are amenable to fracture stimulation for enhanced gas flow. Approximately 220,000 acres of Altai lands are in Tier 2 area (west of Yamaska Fault) where the depth to Utica is less than 1,000 meters. The remainder (60,000 acres) are in Tier 1 area where Utica is at a depth of 1,100 to 1,500 meters. Forest Oil, which controls the lands adjacent to Altai lands to the east, north and south, estimates (in 2008) that recoverable gas potential of the Utica Formation in its land is 93 billion cubic feet (Bcf) per section (640 acres). Talisman (in 2008) puts the recoverable gas potential of Utica at 25 to 160 Bcf per section and that of Lorraine at 50 to 190 Bcf per section.

Gas in St. Lawrence Lowlands enjoys price advantage for producers compared to Western Canadian gas due to its proximity to user markets in Quebec and Eastern United States. To date there is no producing module in the Lowlands, hence precise economics of this emerging gas play are not known.

(ii) A carbonate gas target has been delineated. The target is a NE trending fault zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted by Paul Laroche, P.Eng., Consultant, to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State,

West Virginia and elsewhere in the Appalachians. Such targets are long and narrow. In 2006 Talisman Energy Canada drilled one well in one Altai permit aimed at the collapse zone at the top of Trenton-Black River. No gas was found at the target but "good gas shows" were present in the stratigraphically higher Utica Shales. In addition to the Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. Altai's deep gas target (the depression) may extend for another 20 kilometers to the SW, all in Altai's permits.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy.

(iv) Development of a gas storage site or sale of storage rights is also one of the important aims of the Sorel-Trois Rivieres property for Altai.

In 2009 the Company completed an additional seismic survey mostly in the eastern part of Permits 2009PG537 and 2009PG538. The survey results were interpreted by Paul Laroche, P. Eng. and P. Geologist, consultant to the Company who was also in charge of the quality control during the field survey. He concluded that **60,000 acres of the survey area are in Tier 1 area east of Yamaska Fault**, hence in the "Utica Fairway". He estimated the depth to Utica varying from 1,150 meters to about 1,500 meters and its thickness at 195 to 220 meters. The overlying lower Lorraine Shales, 180 meters in thickness, are considered by the consultant, to be prospective for gas.

This seismic survey together with seismic surveys carried out earlier by the Company are adequate for the planning of a first phase drilling program of at least two wells, one in each of Tier 1 and Tier 2 areas.

4) Sept-Iles Gas Property, Sept-Iles, Quebec North

(1) At the end of June 2010, Altai abandoned the 100% owned gas permit of 24,042 hectares (59,408 acres) at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

(2) In 2009, Altai completed a resistivity survey over the area of previous gas discovery. The resistivity survey was aimed at mapping the extent, if any, of the gas bearing strata. The gas in recent unconsolidated sediments are in sands and gravels with clay cover. The resistivity survey suggests that in the area of gas showing the clay layer directly overlies the Precambrian basement, hence the gas potential of the property is thought to be low. The property was abandoned at the anniversary date of the permit.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property for C$1.3 million. Sunshine was to fund the expenses for the MPSA application. As at June 30, 2010 and to date, the transaction has not yet been closed.

ii) In June 2008, Altai Philippines entered into an agreement to grant an option to buy its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at June 30, 2010 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the transaction closings, if any. Therefore at end of 2008 the Company wrote down its investment in and its note receivable from Altai Philippines to $1 each.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has not adopted any new accounting standards during the current period.

FUTURE ACCOUNTING CHANGES

1) International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standard Board confirmed the changeover from Canadian GAAP to IFRS to be applied to publicly accountable enterprises effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Company is continuing to assess the impact on its consolidated financial statements and is developing an implementation plan.

2) Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601), and Non-controlling Interests (Section 1602)

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"), and will be applicable to business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements, and will be applicable to the Company's interim and annual consolidated financial statements for the

fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these sections on its future acquisitions.

OUTLOOK FOR 2010 AND BEYOND

In 2010, positive results of various drilled wells at the St. Lawrence Lowlands Utica Shale Fairway have somewhat lifted the share price of the Company in the first quarter of the year. Interest in natural gas projects subsided considerably after the first quarter.

Recent purchases and joint ventures of major companies in the US plays, together with the increased well drilling, both vertical and horizontal wells, by Talisman and other players in the St. Lawrence Lowlands Utica Shale Gas Fairway so far failed to increase market interest in the St. Lawrence Lowlands shale gas play. We believe that in the long run, if and when (hopefully in the near future) oil and gas are proven in Quebec and in Altai's Sorel-Trois Rivieres gas property, our Property will be in a much more favourable position compared to projects in much more remote parts of North America due to its proximity to the Pipelines and the user markets, especially Quebec. In this connection, the recently publicized decision of Talisman and its minority partner, Questerre Energy Inc., to put one or more horizontal wells in this play into production in 2011 is a very positive development. It will not only demonstrate the commerciality of the play, but will help to determine the economic parameters.

Preservation of the capital remains a priority of the Company. Yield on low risk short term papers remains very low due to the all time low interest rates throughout most parts of the world versus the much higher yield for the much more risky papers. Despite that, the Company prefers and continues to invest the greater part of its cash in secured short term papers, such as guaranteed investment certificates which offer very low yields.

Since July 2009 the Company has invested part of its cash in shares of Canadian major banks and relatively stable companies which are liquid and regularly pay dividends or interests. As such, the Company's marketable securities investment is liquid and reasonably safe. The income from these investments are higher than that of the secured short term papers.

The Company continually monitors the investment environment and the availability of low risk investment opportunities for its cash investment purpose, and adjusts its investment accordingly.

Since Altai does not have any debt nor committed capital expenditures, has relatively low administration expenses and liquid investment, the Company will have no liquidity issues in the next few years.

In April 2010, the Company extended the warrant term by one year to May 4, 2011 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009 which was subsequently extended to May 4, 2010. All other terms and conditions of the warrants remain the same.

600,000 and 3,500,000 share purchase warrants with respective warrant exercise prices of $0.60 per common share and $0.65 per common share, all with expiry date of April 10, 2010, have expired without being exercised.

On May 3, 2010 the 2002 Stock Option Plan was discontinued, terminated, and replaced by the 2010 Stock Option Plan which authorizes the Board to grant up to 4,950,000 option shares to directors, officers, employees and consultants of the Company or of its subsidiaries. The 1,220,000 stock options outstanding as at May 3, 2010 granted under the 2002 Stock Option Plan remain in full force until they are exercised, expired or cancelled.

Over the next twelve months, the Company's efforts will remain focused on exploring and developing the Sorel-Trois Rivieres gas property in the St. Lawrence Lowlands, which has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008 and those of Talisman Energy Canada and other players in the Fairway. In order to accomplish this task, the Company will upgrade its management by hiring new personnel and adding further capabilities to its board. Altai intends to drill, frac and test at least two wells, one in each of Tier 1 and Tier 2 areas. Altai had planned a financing in the spring of 2010 followed by drilling in the fall. This was postponed due to deteriorating market conditions for gas projects and our share price. Eventually we will implement the program hopefully with acceptable dilution to shareholders' equity. The Company will also carry out resistivity surveys in thick overburden area to the west of city of Trois Rivieres orientated to gas targets in recent sands and gravels. Such targets, similar to those found in Altai permits under the Lake St. Pierre to the south constitute excellent pic-shaving gas storage reservoirs similar to the adjacent Intragaz facilities to the west.

The Company intends to raise funds for its Sorel-Trois Rivieres gas property exploration work through equity financing.

At the 2010 Annual Meeting of the Shareholders of the Company held on June 21, 2010 in Toronto, the following directors were re-elected/elected: Dr. Niyazi Kacira, as President, CEO and Director, along with Dr. K. Sethu Raman, Rejean Paul, P. Eng., Dr. Didier Pomerleau and Marc-Andre Lavoie as Directors, and Maria Au, MBA, CGA as Secretary-Treasurer.

OFF-BALANCE SHEET TRANSACTIONS

The company does not have any off-balance sheet arrangements.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2010

a) For the six months ended June 30, 2010, the Company had a net loss of $296,958. Total expenses of $346,335 ($58,973 administrative expenses and $287,362 non-cash expenses including $11,775 loss on the sale of marketable securities) were offset by investment income of $49,377.

b) The marketable securities held by Altai comprising shares of Canadian major banks and relatively stable companies denominated in Canadian currency are liquid. A small portion of the marketable securities are shares received by the Company pursuant to previous option agreements. The overall market value of the marketable securities has increased slightly over the total cost. All shares have been adjusted to their fair market values as at June 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the 2010 additional rent per month is approximately

$1,514. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

RELATED PARTY TRANSACTIONS

a) Consulting services were provided by two officers. Fees for such services amounted to $46,000 (2009 – $36,000). These fees have been allocated to administrative expenses ($4,200) and resource properties ($41,800).

PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND INTERIM MD&A

Management, including the President and the Secretary-Treasurer, have reviewed the interim financial statements and the interim MD&A (together the "interim filings") for the three months ended June 30, 2010.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in the interim filings.

OUTSTANDING SHARES

As of July 21, 2010, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	49,513,552	49,513,552
Stock options	1,220,000	1,064,932
Warrants	1,000,000	1,000,000
Common shares fully diluted	51,733,552	51,578,484

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Niyazi Kacira, President and CEO of Altai Resources Inc.***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Altai Resources Inc.*** (the "issuer") for the interim period ended ***June 30, 2010***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***July 26, 2010***

"Niyazi Kacira"

Signature
President and CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Maria Au, Secretary-Treasurer of Altai Resources Inc.***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Altai Resources Inc.*** (the "issuer") for the interim period ended ***June 30, 2010***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***July 26, 2010***

"Maria Au"

Signature
Secretary-Treasurer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.